UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
 ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-09932

ENDESA, S.A.
(Exact name of registrant as specified in its charter)

Ribera del Loira, 60 28042, Madrid Spain Tel. No.: +34 (91) 213-1000
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €1.20 each American Depositary Shares, each representing the right to receive one ordinary share
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	□
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	□	Rule 12h-6(i)	□
(for debt securities)		(for prior Form 15 filers)

In this Form 15F, the term the “Company” or “Endesa” refers to Endesa, S.A., alone or together with its subsidiary undertakings, as the context so permits.

In this Form 15F, the term “ordinary shares” or “shares” refers to ordinary shares of nominal value €1.20 per share of the Company, and the term “ADSs” refers to American Depositary Shares each representing one ordinary share and evidenced by American Depositary Receipts (“ADRs”). Citibank, N.A. is the Company’s depositary (the “Depositary”) issuing ADRs evidencing ADSs.

In this Form 15F, the term “SEC” or “Commission” refers to the United States Securities and Exchange Commission.

In this Form 15F, the term “Spanish Stock Exchanges” refers to the Madrid, Barcelona, Bilbao and Valencia stock exchanges and the term “AQS” refers to the Automated Quotation System of the Spanish Stock Exchanges.

Part I

Item 1.  Exchange Act Reporting History

A. The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 1, 1988 when its ADSs were listed on the New York Stock Exchange (“NYSE”).

B. Endesa has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  Endesa has filed annual reports under section 13(a) on Form 20-F for each year since its listing.

Item 2.  Recent United States Market Activity

The Company last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on October 20, 1997.

Endesa does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

A. The primary trading market for the Company’s ordinary shares is the AQS of the Spanish Stock Exchanges in the Kingdom of Spain.

B. The ordinary shares of Endesa were initially listed on the Madrid stock exchange in the Kingdom of Spain in 1958 and began trading on the AQS of the Spanish Stock Exchanges on August 31, 1989.  The Company has maintained a listing of the ordinary shares on such exchange in the Kingdom of Spain since that time.

C.  The percentage of trading in the Company’s ordinary shares that occurred on the AQS of the Spanish Stock Exchanges and in off-exchange transactions in the Kingdom of Spain as of a recent 12-month period was 99.4%.  The first and last day of the recent 12-month period were November 1, 2006 and October 31, 2007, respectively.

Item 4.  Comparative Trading Volume Data

A.           The recent 12-month period in which the Company’s average daily trading volume (“ADTV”) of its ADSs and ordinary shares was measured was from November 1, 2006 to October 31, 2007, inclusive (the “Recent 12-Month Period”).

B.           The ADTV of the Company’s ADSs in the United States during the Recent 12-Month Period was 87,676 ADSs.  The ADTV of the Company’s ordinary shares on a worldwide basis during the Recent 12-Month Period was 14,489,966 shares.

C.           During the Recent 12-Month Period, the ADTV of the Company’s ADSs in the United States was 0.6% of the ADTV of the Company’s ordinary shares on a worldwide basis for the same period.

D.           The Company filed its Form 25 for purposes of notifying the Commission of the delisting of its ADSs from the NYSE on November 27, 2007.  The delisting of the Company’s ADSs from the NYSE became effective before the opening of trading on December 7, 2007.  On December 6, 2007, the ADTV of the Company’s ADSs in the United States was 0.6% of the ADTV of the Company’s ordinary shares on a worldwide basis for the preceding 12-month period (December 7, 2006 to December 6, 2007).  The Company has not previously delisted its ADSs or ordinary shares from a national securities exchange or inter-dealer quotation system in the United States.

E.           The Company’s sponsored American depositary receipt facility remains in place as of the date hereof.  The Company announced on November 16, 2007 that it intends to terminate its sponsored American depositary receipt facility for its ADSs, which will be effective following the applicable notice period under the related depositary agreement, which is expected to be on or about December 24, 2007.

F.           The Company used the Consolidated Tape of the NYSE and information from the Madrid Stock Exchange (Bolsa de Madrid) to determine the trading volume information for the Recent 12-Month Period and for the 12-month period from December 7, 2006 to December 6, 2007.  Information from the Consolidated Tape of the NYSE and from the Madrid Stock Exchange (Bolsa de Madrid) was used for the purpose of obtaining accurate data for on-exchange and off-exchange trading in each of the United States and the Kingdom of Spain, respectively.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.           Endesa published its notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act on December 7, 2007, also attached hereto as Exhibit 1.

B.           Endesa provided such notice through a press release sent to Business Wire on December 7, 2007.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.endesa.es.

Part III

Item 10.  Exhibits

1.           Abstract of the press release issued by the Company on December 7, 2007 disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Endesa has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Endesa certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ENDESA, S.A.

By:	/s/ Salvador Montejo Velilla
	Name:	Salvador Montejo Velilla
	Title:	Secretary of the Board of Directors

Date:       December 7, 2007